

FUNDOPOLIS

FINANCIAL STATEMENT – SELF CERTIFICATION LANGUAGE

I, Maryann Salt, certify that:

(1) the financial statements of Maryann Salt included in this Form are true and complete in all material respects; and

(2) the tax return information of Maryann Salt included in this Form reflects accurately the information reported on the tax return for Maryann Salt filed for the fiscal year ended 2018.

Founder / CEO

Maryann Salt, Inc. - Unaudited   Balance Sheet
June 10, 2020 - Year to Date

Assets

Current assets:	Previous Year	Current Year
Cash	-	-
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**-**	**-**

Fixed assets:	Previous Year	Current Year
Property and equipment	-	500.00
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**-**	**500.00**

Other assets:	Previous Year	Current Year
Goodwill	-	100,000.00
Total other assets	**-**	**100,000.00**

Total assets	**-**	**100,500.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	573.00
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**-**	**573.00**

Long-term liabilities:	Previous Year	Current Year
Mortgage payable	-	-
Total long-term liabilities	**-**	**-**

Owner's equity:	Previous Year	Current Year
Investment capital	-	-
Accumulated retained earnings	-	-
Total owner's equity	**-**	**-**

Total liabilities and owner's equity	**-**	**573.00**

Balance	**-**	**99,927.00**

Maryann Salt, Inc. - Unaudited   Balance Sheet
June 10, 2020 - Year to Date

Assets

Current assets:	Previous Year	Current Year
Cash	-	-
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**-**	**-**

Fixed assets:	Previous Year	Current Year
Property and equipment	-	500.00
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**-**	**500.00**

Other assets:	Previous Year	Current Year
Goodwill	-	100,000.00
Total other assets	**-**	**100,000.00**

Total assets	**-**	**100,500.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	573.00
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	-
Unearned revenue	-	-
Other	-	-
Total current liabilities	**-**	**573.00**

Long-term liabilities:	Previous Year	Current Year
Mortgage payable	-	-
Total long-term liabilities	**-**	**-**

Owner's equity:	Previous Year	Current Year
Investment capital	-	-
Accumulated retained earnings	-	-
Total owner's equity	**-**	**-**

Total liabilities and owner's equity	**-**	**573.00**

Balance	**-**	**99,927.00**